July 14, 2005


Mail Stop 6010




Daniel A. Zimmerman, President and Chief Executive Officer
Electric & Gas Technology, Inc.
3233 West Kingsley Road
Garland, Texas 75041

Via U S Mail and FAX [ (972) 271-8925 ]

Re:	Electric & Gas Technology, Inc.
	Form 10-K for the fiscal year ended July 31, 2004
	Forms 10-Q for the fiscal 2005
	File No.  0-14754

Dear Mr. Zimmerman:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,


								Martin F. James
								Senior Assistant Chief
Accountant

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